FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission file number 1-2981


MERCANTILE BANCORPORATION INC.
HORIZON INVESTMENT AND SAVINGS
PLAN AND TRUST
(Title of Plan)

FIRSTAR CORPORATION
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Name and Address of Principal Executive Offices of Employer-Issuer)
____________________________________________________________________

REQUIRED INFORMATION

Financial Statements - Reference is made to the financial statements of the Plan submitted under Form SE.

Exhibit 23 - Consent of Independent Auditors
____________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             MERCANTILE BANCORPORATION INC.
                              HORIZON INVESTMENT AND SAVINGS
                              PLAN AND TRUST


                             \s\ Sandy Boaler
                             -----------------
                             Sandy Boaler

                             (Committee Member)

June 26, 2000

Independent Auditors' Consent


Plan Administrator
Mercantile Bancorporation Inc.
   Horizon Investment and Savings Plan and Trust:


We consent to incorporation by reference in the Registration Statement (No. 33-35139) on Form S-8 of Firstar Corporation related to the Mercantile Bancorporation Inc. Horizon Investment and Savings Plan and Trust of our report dated June 9, 2000, relating to the statements of net assets available for plan benefits of the Mercantile Bancorporation Inc. Horizon Investment and Savings Plan and Trust as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended and the related schedule, which report appears in the 1999 Annual Report on Form 11-K of the Mercantile Bancorporation Inc. Horizon Investment and Savings Plan and Trust.


KPMG LLP
St. Louis, Missouri
June 23, 2000